

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2024

Irwin Michael McCastle
McCastle Irwin Michael
1224 E Mallory Street
Pensacola, FL 32503

> **Re: McCastle Irwin Michael**
> **Form 10-12G**
> **Filed February 22, 2024**
> **File No. 000-56638**

Dear Irwin Michael McCastle:

Our preliminary review of your filing indicates that it is an improper use of the form. The filer is not an issuer and therefore fails to comply with the requirements of the Securities Exchange Act of 1934, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for the purposes of Section 12(g) or for compliance with any other rule or regulation.

We will not perform a detailed examination of the filing and we will not issue comments on the filing. We suggest that you consider withdrawing your filing. If you were to request acceleration of the effective date of the filing, we would likely recommend that the Commission deny your request.

Sincerely,

Division of Corporation Finance
Office of Technology